SE(18005384

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	August 31, 2020
Estimated average burden hours per response......	12.00

ANNUAL AUDITED REPORT FORM X-17A-5 PART III

SEC FILE NUMBER
8-41965

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2017 (MM/DD/YY) AND ENDING 12/31/2017 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: HARBOR FINANCIAL SERVICES, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

RSA BATTLEHOUSE TOWER, 11 NORTH WATER STREET, SUITE 21290
(No. and Street)

MOBILE	AL	36602
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

JILL RECKAMP 678-679-8639
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

GOLDMAN & COMPANY CPAS PC
(Name – *if individual, state last, first, middle name*)

316 ALEXANDER STREET, SUITE 4	MARIETTA	GA	30006
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
FEB 28 2018
DIVISION OF TRADING & MARKETS

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

PUBLIC

OATH OR AFFIRMATION

I, MARC WHITEHEAD, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of HARBOR FINANCIAL SERVICES, LLC, as of DECEMBER 31, 20 17, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

President & CEO

Title

Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [x] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [x] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

HARBOR FINANCIAL SERVICES, LLC
FINANCIAL STATEMENTS AND SCHEDULES

December 31, 2017
With Report of Independent Registered Public Accounting Firm

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders of
Harbor Financial Services, LLC

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of Harbor Financial Services, LLC as of December 31, 2017, and the related notes (collectively referred to as the financial statement). In our opinion, the statement of financial condition presents fairly, in all material respects, the financial position of Harbor Financial Services, LLC as of December 31, 2017 in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of Harbor Financial Services, LLC's management. Our responsibility is to express an opinion on Harbor Financial Services, LLC's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to Harbor Financial Services, LLC in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Goldman + Company CPA's PC

We have served as the Company's auditor since 2015.

Goldman & Company, CPA's, P.C.
Marietta, Georgia
February 26, 2018

goldman & COMPANY CPAs

316 Alexander Street • Suite 4 • Marietta, GA 30060 • 770.499.8558 • FAX 770.425.3683

HARBOR FINANCIAL SERVICES, LLC
STATEMENT OF FINANCIAL CONDITION
As of December 31, 2017

ASSETS

Cash and cash equivalents	$	1,233,772
Commissions receivable		210,765
Receivables from reps		12,906
Accounts receivables		77,053
Property and equipment, at cost, less accumulated depreciation and amortization of 79,378		-
Prepaid expenses and other assets		168,733
Total assets	$	1,703,229

LIABILITIES AND MEMBERS' EQUITY

Liabilities		
Commissions payable	$	469,755
Accounts payable and accrued expenses		152,332
Total liabilities		622,087
Members' equity		1,081,142
Total liabilities and members' equity	$	1,703,229

The accompanying notes are an integral part of these financial statements.

HARBOR FINANCIAL SERVICES, LLC
NOTES TO FINANCIAL STATEMENTS
December 31, 2017

NOTE A - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Organization and Description of Business: Harbor Financial Services, LLC (the "Company"), an Alabama limited liability company organized in December 2004, is a securities broker-dealer registered with the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority ("FINRA") and other various exchanges. The Company acts primarily as a broker in municipal securities, government securities, corporate debt and equity securities, equity trading on a fully disclosed basis, options, life insurance and annuities, mutual funds and investment advisory services. The Company's office is located in Mobile, Alabama.

Basis of Presentation: The Company's financial statements are prepared in accordance with accounting principles generally accepted in the United States of Amercia.

Income Taxes: The Company is taxed as a partnership. Therefore the income or losses of the Company flow through to the members and no income taxes are recorded in the accompanying financial statements.

The Company has adopted the provisions of FASB Accounting Standards Codification 740-10, Accounting for Uncertainty in Income Taxes. Under ASC 740-10, the Company is required to evaluate each of its tax positions to determine if they are more likely than not to be sustained if the taxing authority examines the respective position. A tax position includes an entity's status, including its status as a pass-through entity, and the decision not to file a tax return. The Company has evaluated each of its tax positions and has determined that it has no uncertain tax positions.

Estimates: Management uses estimates and assumptions in preparing financial statements in accordance with generally accepted accounting principles. Those estimates and assumptions affect the reported amounts of assets, liabilities, revenues and expenses. Actual results could vary from the estimates that were assumed in preparing the financial statements.

Cash and Cash Equivalents: The Company considers all cash and money market instruments with a maturity of ninety days or less to be cash and cash equivalents. There were no cash equivalents at December 31, 2017.

The Company maintains its cash and cash equivalents deposits in high credit quality financial institutions. Balances at times may exceed federally insured limits.

Revenue Recognition: The Company has commissions on trading. The revenues from trading is recognized as earned, normally on trade date. Investment advisory fees are billed quarterly in advance and amortized over the quarter as earned. Representative fees are expenses that are reimbursed by its registered representatives when incurred. The Company is evaluating new revenue recognition standards and will implement as required.

NOTE A - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES CONTINUED

Receivables from Representatives: The Company records receivables from representatives at net realizable value. The Company regularly reviews its accounts receivable for any bad debts. The review for bad debts is based on an analysis of the Company's collection experience, customer worthiness, and current economic trends. At December 31, 2017 the Company did not have an allowance for doubtful accounts as all receivable amounts are deemed to be fully collectible.

Commissions Receivables: Represents amount due from its clearing broker, 12b-1 fees, and insurance commissions, all of which is considered collectible.

Accounts Receivables: Represents receivable from an insurance claim, registered representatives for rent, and overhead, all of which is considered collectible.

Compensated Absences: Employees of the Company are entitled to paid absences based on length of service. It is impractical to estimate the amount of compensation for future absenses, and, accordingly, no liability has been recorded in the accompanying financial statements. The Company's policy is to recognize the costs of compensated absences when actually paid to employees and that all accrued compensatory time is non-vested upon termination.

Property and Equipment: Property and equipment are carried at cost and depreciated using the straight-line method over the estimated useful lives of the asset which is estimated to be between three and seven years.

Subsequent Events: The Company has performed an evaluation of subsequent events through February 26, 2018, the date the financial statements were issued. The evaluation did not result in any subsequent events that required disclosures and/or adjustments.

NOTE B - NET CAPITAL AND AGGREGATE INDEBTEDNESS REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2017, the Company had net capital of $725,022, which was $625,022 more than its required net capital of $100,000 and the ratio of aggregate indebtedness to net capital was .86 to 1.0.

HARBOR FINANCIAL SERVICES, LLC
NOTES TO FINANCIAL STATEMENTS
December 31, 2017

NOTE C - CONCENTRATIONS OF CREDIT RISK

The Company is engaged in various trading and brokerage activities in which counterparties primarily include broker-dealers, banks, and other financial institutions. In the event counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counterparty.

NOTE D - FURNITURE AND EQUIPMENT

A summary of the cost and accumulated depreciation of premises and equipment follows:

December 31, 2017		
Furniture and office equipment	$	79,378
Accumulated depreciation		(79,378)
Property and equipment, net	$	-

Depreciation expense for the year ended December 31, 2017 was $0.

NOTE E - COMMITMENTS AND CONTINGENT LIABILITIES

The Company has obligations under operating leases with initial noncancelable terms in excess of one year. Aggregate annual rentals for office space and equipment at December 31, 2017 are approximately listed as follows:

2018	$	90,780
	$	90,780

Rent expense for 2017 totaled $118,313 and is included in the occupancy expense line item on the Statement of Operations.

Rental income is from rent charged to the Company's registered representatives. It is included in other income on the statement of operations at $32,050. The terms of the lease are verbal and are month to month in nature.

NOTE F - PROFIT SHARING PLAN

The Company has a defined contribution 401(k) plan, open to all employees who have at least one year of service and are age twenty one or older, subject to a minimum threshold of one thousand hours worked per calendar year. The Plan provides for a 100% match on the first 3% of employee compensation contributed, then 50% match on the next 2% of compensation contributed as defined by the Plan document. The Company's matching contribution to the Plan totaled approximately $15,399 in 2017 and is included in compensation and benefits of the statement of operations. Additional amounts may be contributed at the option of the Company. There were no such discretionary contributions made in 2017.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Members of
Harbor Financial Services, LLC

We have reviewed management's statements, included in Harbor Financial Services, LLC's Annual Exemption Report, in which (1) Harbor Financial Services, LLC identified the following provisions of 17 C.F.R. §15c3-3(k) under which Harbor Financial Services, LLC claimed an exemption from 17 C.F.R. §240.15c3-3: (k)(2)(ii) (the "exemption provisions") and (2) Harbor Financial Services, LLC stated that Harbor Financial Services, LLC met the identified exemption provisions throughout the most recent fiscal year without exception. Harbor Financial Services, LLC's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Harbor Financial Services, LLC's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Goldman + Company CPA's PC

Goldman & Company, CPA's, P.C.
Marietta, GA
February 26, 2018

HARBOR
FINANCIAL

EXEMPTION REPORT

Harbor Financial Services, LLC ("Company") is a registered broker-dealer subject to SEC Rule 17a-5 ("Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by Rule 17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

Throughout the fiscal year ended December 31, 2017, the Company claimed an exemption to SEC Rule 15c3-3 pursuant to paragraph (k)(2)(ii) ("identified exemption provision").

The Company has met the identified exemption provision throughout the most recent fiscal year without exception.

Marc Whitehead
President & CEO
February 16, 2018

Wilkerson, Yolanda

From: Jill Reckamp <jreckamp@harborfs.com>
Sent: Tuesday, April 10, 2018 4:37 PM
To: Wilkerson, Yolanda
Subject: Harbor Financial

Ms. Wilkerson,
Due to the notary's stamp on the oath or affirmation page attached to the public report not being legible, I give you permission to use the oath or affirmation page only from the confidential report in the public report. Please let me know if you have any questions.
Best regards,
Jill Reckamp
FINOP